February 6, 2012

Ms. Tia Jenkins

Senior Assistant Chief Accountant

Office of Beverages, Apparel and Mining

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Re:	Claire’s Stores, Inc.

Form 10-K for Fiscal Year Ended January 29, 2011

Dear Ms. Jenkins:

This letter responds to the comments set forth in the comment letter dated January 23, 2012 from the Staff (“Staff”) of the Securities and Exchange Commission (“SEC”) regarding the annual report on Form 10-K for the year ended January 29, 2011 filed April 21, 2011 (the “2010 Form 10-K”) by Claire’s Stores, Inc. (the “Company” or the “Registrant”). For convenience, we have set out each of the Staff’s comments in italics before our response below:

Form 10-K for the fiscal year ended January 29, 2011

Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 24

Liquidity and Capital Resources, page 31

Cash Position page 36

1.	We note that you disclose the amount of cash held at year end and cash generated from operations will be sufficient to meet working capital requirements for at least the next twelve months. We also note your statement that you expect future earnings from your foreign subsidiaries will be repatriated. In future filings please, expand and clarify the following:

•	the amount of cash and short term investments held by foreign subsidiaries; and
•	a statement that the company would need to accrue and pay taxes if funds were repatriated.

Please provide us with an example of your revised disclosure in your response.

Ms. Tia Jenkins

Senior Assistant Chief Accountant

Office of Beverages, Apparel and Mining

Division of Corporation Finance

Securities and Exchange Commission

February 6, 2012

Response:

We advise the Staff that, based on our current U.S. net operating loss carryforwards and current U.S. tax laws, we do not expect to pay U.S. income tax on repatriations until such time as our net operating loss carryforwards are no longer available.

In response to the Staff’s comment, we propose to revise our future filings to clarify this situation. Proposed disclosure to be included in the first paragraph under Cash Position in Management’s Discussion and Analysis of Financial Condition and Results of Operations in our Form 10-K for the period ending January 28, 2012 (“2011 Form 10-K”) follows:

Cash Position

“As of January 28, 2012, our foreign subsidiaries held cash and cash equivalents of $xxx million. In 2011, we did not repatriate any cash held by foreign subsidiaries, but we expect a portion of our foreign subsidiaries’ future cash flow generation to be repatriated to the U.S. to meet certain liquidity needs. Based upon the amount of our remaining U.S. net operating loss carryforwards at January 28, 2012, we do not expect to pay U.S income tax on fiscal 2012 repatriations. When our U.S net operating loss carryforwards are no longer available, we would be required to accrue and pay U.S. income taxes on any such repatriations.”

Consolidated Statements of Operations and comprehensive income (loss), page 48

2.	We note from your disclosure on page 55 that cost of sales does not include depreciation and amortization expenses. We also note that you present gross profit measure in the income statement excluding depreciation and amortization. Tell us how you considered the guidance in SAB Topic 11B and revise future filings.

Response:

As required by SAB Topic 11 B, we will revise future filings to add the description, “(exclusive of depreciation and amortization shown separately below)” following the “Cost of sales, occupancy and buying expenses” line item on the face of our Consolidated Statements of Operations and Comprehensive Income (Loss). Supplementally, we also propose to revise our “Cost of sales” footnote disclosure to add a statement at the end of the paragraph that clarifies that cost of sales excludes depreciation and amortization. Proposed disclosure to be included in the Summary of Significant Accounting Policies footnote to our Consolidated Statements of Operations in our 2011 Form 10-K follows:

Ms. Tia Jenkins

Senior Assistant Chief Accountant

Office of Beverages, Apparel and Mining

Division of Corporation Finance

Securities and Exchange Commission

February 6, 2012

Cost of Sales – Included within the Company’s Consolidated Statements of Operations and Comprehensive Income (Loss) line item “Cost of sales, occupancy and buying expenses” is the cost of merchandise sold to our customers, inbound and outbound freight charges, purchasing costs, and inspection costs. Also included in this line item are the occupancy costs of the Company’s stores and the Company’s internal costs of facilitating the merchandise procurement process, both of which are treated as period costs. All merchandise purchased by the Company is shipped to one of its two distribution centers. As a result, the Company has no internal transfer costs. The cost of the Company’s distribution centers are included within the financial statement line item “Selling, general and administrative” expenses, and not in “Cost of sales, occupancy and buying expenses.” These distribution center costs were approximately $xxx million, $10.0 million and $8.5 million, for Fiscal 2011, Fiscal 2010 and Fiscal 2009, respectively. All depreciation and amortization expense is reported on a separate line on the Company’s consolidated statement of operations.

Summary of Significant Accounting Policies, page 51

Other Assets, page 54

3.	We note that on September 2, 2010 you converted your 50% joint venture agreement in Claire’s Nippon and amended your agreements to a new license agreement with your former partner. We further note that the investment in Claire’s Nippon was valued at approximately $17.8 million at January 20, 2010 and had net loss of $2.5 million and impairment charges of $6.0 million in fiscal 2010. Please tell us how you accounted for this conversion transaction including the basis for your accounting treatment as well as your consideration of ASC845-10-15-4b.

Response:

We accounted for the Claire’s Nippon transaction in accordance with accounting literature from Topic 845 relating to Nonmonetary Transactions, specifically ASC 845-10-30-1 and 845-10-30-3. We do not believe that ASC 845-10-15-4b applies to this transaction because the transaction was between two owners of the joint venture, neither of which have any ownership interest in each other. We also applied ASC 830-30-45-13 in evaluating whether the investment in Claire’s Nippon would be subject to an impairment charge. We believe the accounting treatment for this transaction is properly reflected in our 2011 Form10-K.

Ms. Tia Jenkins

Senior Assistant Chief Accountant

Office of Beverages, Apparel and Mining

Division of Corporation Finance

Securities and Exchange Commission

February 6, 2012

When computing the impairment charge, the Company removed the respective cumulative translation adjustment credit amount of $9.6 million from equity (as reported on the face of the Consolidated Statements of Operations and Comprehensive Income (Loss) and Consolidated Statements of Changes in Stockholder’s Equity (Deficit) for fiscal year 2011) and included that amount as part of the net carrying amount of the investment. The resulting net carrying amount of the investment in Claire’s Nippon joint venture (“CN”) prior to impairment was $6.6 million, inclusive of a current period increase in the cumulative translation adjustment and certain legal, tax, and valuation costs of approximately $1.0 million. The Company then reduced the total net carrying amount of its investment in CN to fair value, $0.6 million, which resulted in an impairment charge of $6.0 million. Please refer to our Report on Form 10-Q for the quarterly period ended July 31, 2010, Footnote 7, Fair Value Measurements and Derivative Instruments.

To assist the Staff in their review of this response, we supplementally advise the Staff as follows:

Background

Prior to September 2, 2010, the Company and an unrelated entity, Aeon Co., Ltd. (“Aeon”) were both 50% owners of CN. Prior to September 2, 2010, CN operated stores only in Japan under the Claire’s brand (the “Japan Stores”). On September 2, 2010, the Company and Aeon entered into a transaction whereby the Company exchanged with Aeon its 50% equity interest in CN for the exclusive non-Japan territory rights in Asia (the “Asia Rights”). Simultaneously, the CN agreement between the two parties was terminated in its entirety. After the transaction, Aeon owned 100% of the equity interest of CN, which continued to operate the Japan Stores, and the Company owned 100% of the Asia Rights. Please note that prior to the exchange between the Company and Aeon, the Company performed an impairment assessment that resulted in the Company reducing the carrying value of its investment in CN. The impairment was triggered by the 2010 precipitous decline in sales, lower margin rates due to markdowns on slow-moving merchandise, and difficulty in cost reduction efforts for the Japan Stores, coupled with an inability to generate positive cash flow to pay royalties or dividends since inception of the CN joint venture.

Impairment – Consideration of Cumulative Translation Adjustment

When the Company assessed its investment in CN for impairment and its assessment indicated the investment in CN may have become impaired, the Company retained a third party independent valuation specialist to determine the fair value of the Company’s equity investment in CN. This third party independent valuation specialist determined a fair value of $0.6 million for the Company’s 50% equity interest in CN. In connection with the impairment calculation, the Company included the cumulative translation adjustment credit amount of

Ms. Tia Jenkins

Senior Assistant Chief Accountant

Office of Beverages, Apparel and Mining

Division of Corporation Finance

Securities and Exchange Commission

February 6, 2012

$9.6 million associated with the Company’s investment in CN as part of the total net carrying amount of the investment in CN. The Company accounted for the impairment based on the accounting literature as follows:

In accordance with ASC 830-30-45-13, Consideration of Cumulative Translation Adjustment in Impairment Tests, “an entity that has committed to a plan that will cause the cumulative translation adjustment for an equity method investment or a consolidated investment in a foreign entity to be reclassified to earnings shall include the cumulative translation adjustment as part of the carrying amount of the investment when evaluating that investment for impairment. The scope of this guidance includes an investment in a foreign entity that is either consolidated by the reporting entity or accounted for by the reporting entity using the equity method. This guidance does not address either of the following:

a.	Whether the cumulative translation adjustment shall be included in the carrying amount of the investment when assessing impairment for an investment in a foreign entity when the reporting entity does not plan to dispose of the investment (that is, the investment or related consolidated assets are held for use)

b.	Planned transactions involving foreign investments that, when consummated, will not cause a reclassification of some amount of the cumulative translation adjustment.”

In accordance with ASC 830-30-40-1, Sale or Liquidation of an Investment in a Foreign Entity, “upon sale or upon complete or substantially complete liquidation of an investment in a foreign entity, the amount attributable to that entity and accumulated in the translation adjustment component of equity shall be both:

a.	Removed from the separate component of equity

b.	Reported as part of the gain or loss on sale or liquidation of the investment for the period during which the sale or liquidation occurs.”

Accounting Treatment for Nonmonetary Asset Received

Next, the Company used the accounting literature from Topic 845, Nonmonetary Transactions to value the asset it received in the nonmonetary exchange as follows:

Nonmonetary Transactions – Basic Principle

In accordance with ASC 845-10-30-1, “in general, the accounting for nonmonetary transactions should be based on the fair values of the assets (or services) involved, which is the same basis as that used in monetary transactions. Thus, the cost of a nonmonetary asset acquired in exchange for another nonmonetary asset is the

Ms. Tia Jenkins

Senior Assistant Chief Accountant

Office of Beverages, Apparel and Mining

Division of Corporation Finance

Securities and Exchange Commission

February 6, 2012

fair value of the asset surrendered to obtain it, and a gain or loss shall be recognized on the exchange. The fair value of the asset received shall be used to measure the cost if it is more clearly evident than the fair value of the asset surrendered. Similarly, a nonmonetary asset received in a nonreciprocal transfer shall be recorded at the fair value of the asset received. A transfer of a nonmonetary asset to a stockholder or to another entity in a nonreciprocal transfer shall be recorded at the fair value of the asset transferred and a gain or loss shall be recognized on the disposition of the asset.”

Nonmonetary Transactions – Modifications of the Basic Principle

In accordance with ASC 845-10-30-3, “a nonmonetary exchange shall be measured based on the recorded amount (after reduction, if appropriate, for an indicated impairment of value as discussed in paragraph 360-10-40-4) of the nonmonetary asset(s) relinquished, and not on the fair values of the exchanged assets, if any of the following conditions apply:

a.	The fair value of neither the asset(s) received nor the asset(s) relinquished is determinable within reasonable limits.

b.	The transaction is an exchange of a product or property held for sale in the ordinary course of business for a product or property to be sold in the same line of business to facilitate sales to customers other than the parties to the exchange.

c.	The transaction lacks commercial substance.”

(a) above does not apply because the fair value of the asset surrendered is more clearly evident. The fair value of the asset surrendered is more clearly evident, as its fair value has been determined by a third party specialist, whereas the fair value of the asset received is less determinable. Accordingly, the Company valued the Non-Japan Territory Rights at $600,000 (equal to the fair value of asset surrendered).

Consideration of ASC 845-10-15-4b

With respect to ASC 845-10-15-4b, which states the following:

“845-10-15-4 The guidance in the Nonmonetary Transactions Topic does not apply to the following transactions:

b. A transfer of nonmonetary assets solely between entities or persons under common control, such as between a parent and its subsidiaries or between two subsidiaries of the same parent, or between a corporate joint venture and its owners.”

Ms. Tia Jenkins

Senior Assistant Chief Accountant

Office of Beverages, Apparel and Mining

Division of Corporation Finance

Securities and Exchange Commission

February 6, 2012

As stated above, the Company did not consider this paragraph because the transaction was consummated directly between the two owners of the joint venture, neither of which have any ownership interest in each other, and therefore is not applicable in this situation.

Impairment Charges, page 59

4.	We note that you have two reporting units, North America and Europe, and that approximately 80% of your goodwill relates to the North America reporting unit and 20% to the Europe reporting unit. In consideration of the two reporting units identified for the purpose of goodwill impairment testing, please advise us of the following:

•	Describe to us your organizational structure;
•	Tell us the operating segment(s) that you have identified in accordance with ASC 280-10-50-1;
•	Tell us how you define a reporting unit (e.g. operating segment or components) for purposes of goodwill impairment testing under ASC 350-20-35-33 through 35-38;
•	To the extent that you aggregate multiple components as a single reporting unit, also tell us how they meet the aggregation criteria in ASC 280-10-50-11.

Response:

In response to the Staff’s comment, we provide the following clarifications:

•	Describe to us your organizational structure:

Response: The Company is led by the Chief Executive Officer (“CEO”) who is also the Company’s Chief Operating Decision Maker (“CODM”) as described in ASC 280-10-50-1(b) and ASC 280-10-50-5. The Company has a senior management team that advises the Chief Executive Officer with respect to current business trends and ongoing operating strategies. The Chief Executive Officer utilizes the information provided by the senior management team to assess performance across the enterprise. Although there is a senior management team in place, the Chief Executive Officer essentially controls the committee and, therefore, has control over the operating decisions that the executive committee makes. The Company has a President for each of its two divisions: North America and Europe. Each President reports to the CEO. These two positions have responsibility for the operating activities, financial results, forecasts, or plan for their respective operating segments. The Presidents of North America and Europe are considered segment managers as the term is used in ASC 280-10-50-7. The CEO, President of North America, and President of Europe do not regularly review operating results by country.

Ms. Tia Jenkins

Senior Assistant Chief Accountant

Office of Beverages, Apparel and Mining

Division of Corporation Finance

Securities and Exchange Commission

February 6, 2012

•	Tell us the operating segment(s) that you have identified in accordance with ASC 280-10-50-1:

Response: We have identified our North America and European segments as operating segments because they meet the criteria set forth in ASC 280-10-50-1 (a) through (c). The operating segments are identified based on the way financial information is organized and reported to the CODM. The Company’s operating segments are evident from the structure of the entity’s internal organization. As of and for the year ended January 28, 2012, the senior management team including the President of North America and the President of Europe share responsibility for managing the daily operating activities of the Company. Both of the North America and Europe management teams report directly to the Office of the Chief Executive Officer.

ASC 280-10-50-4 also provides guidance on the presentation of functions and departments. Not every part of the entity is necessarily an operating segment or part of an operating segment. For example, corporate headquarters or certain departments may not earn revenues or may earn revenues that are only incidental to the activities of the entity and would not be operating segments.

•	Tell us how you define a reporting unit (e.g. operating segment or components) for purposes of goodwill impairment testing under ASC 350-20-35-33 through 35-38;

Response: The Company has defined its reporting units as its operating segments, North America and Europe, because each operating segment comprises only a single component per ASC 350-20-35-36.

•	To the extent that you aggregate multiple components as a single reporting unit, also tell us how they meet the aggregation criteria in ASC 280-10-50-11.

Response: The Company does not aggregate components as a single reporting unit. The reporting units used for goodwill impairment analysis are defined as the same as the Company’s operating segments. Each of the Company’s operating segments meet the requirement of ASC 280-10-50-10, therefore, ASC 280-10-50-11 is not applicable.

To assist the Staff in their review of this response, we supplementally advise the Staff as follows:

When the Company was acquired in 2007, the Company recorded purchase accounting adjustments that resulted in the Company recognizing goodwill of $1.841 billion (North America – $1.410 billion and Europe—$.431 billion) The allocation of goodwill between North America and Europe was based upon the existence of two operating segments (North America and Europe) and the relative fair values of North America and Europe as determined by an independent valuation specialist. After the allocation of goodwill, the resulting allocation percentages of goodwill between North America and Europe were approximately 76% and 24%,

Ms. Tia Jenkins

Senior Assistant Chief Accountant

Office of Beverages, Apparel and Mining

Division of Corporation Finance

Securities and Exchange Commission

February 6, 2012

respectively. Further, during the Company’s fiscal year ended January 31, 2009, the Company recorded impairment charges of $297.0 million (North America—$180.0 million and Europe—$117.0 million) based upon fair values for North America and Europe as determined by an independent valuation specialist. After the recording the purchase accounting adjustments and impairment charges, the resulting allocation percentages of goodwill between North America and Europe were approximately 80% and 20%, respectively, and are consistent with the allocation percentages of goodwill between North America and Europe as of January 29, 2011.

We believe the Company has properly accounted for its two reporting units in the 2010 Form 10-K, including the allocation of goodwill related thereto.

Undertakings

The Registrant acknowledges that:

•	the Registrant is responsible for the adequacy and accuracy of the disclosure in its filings;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the SEC from taking any action with respect to a filing; and

•	the Registrant may not assert Staff comments as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.

Thank you for your consideration. We are available to discuss this matter further with you at your convenience.

Very truly yours,

/s/ Rebecca R. Orand
Rebecca R. Orand Senior Vice President and General Counsel

cc:	Nasreen Mohammed, Assistant Chief Accountant

Brian McAllister, Staff Accountant

J. Per Brodin (Claire’s Stores, Inc.)

Howard A. Kenny (Morgan, Lewis & Bockius LLP)